EXHIBIT F-1

                                           January 27, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Cinergy Corp./ File No. 70-

Ladies and Gentlemen:

     I am Associate General Counsel of Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to the rules and regulations of the Commission thereunder, I am furnishing this opinion as an exhibit to Cinergy's Declaration on Form U-1 being concurrently filed herewith (such Declaration, including any amendments that may be filed thereto, the "Application").

     In the Application, Cinergy seeks authority to issue (or, in the case of shares purchased on the open market, to acquire on behalf of plan participants) and sell, from time to time through December 31, 2004, up to 75,000 shares of Cinergy common stock, $.01 par value per share ("Common Stock"), under the Cinergy Corp. Sharesave Scheme (the "Plan"), adopted by Cinergy's Board of Directors on December 16, 1998 for employees of Cinergy Global Power Services Ltd., an indirect wholly-owned subsidiary of Cinergy organized under the laws of the United Kingdom. The Application states that the Plan is governed by the laws of the United Kingdom and requires approval from the Inland Revenue, an agency of the United Kingdom.

     In connection with this opinion, I have reviewed the Application and such documents, agreements, instruments and/or other materials with respect to the Plan and otherwise as I deemed necessary or advisable.

     I am a member of the Bar of the State of Ohio and do not purport to be an expert on the laws of any other jurisdiction. I have examined the Delaware General Corporation Law ("DGCL") to the extent necessary to express the opinions set forth herein. Such opinions are limited solely to matters governed by the laws of the State of Ohio and the DGCL. This opinion does not address the potential applicability to the proposed transactions of any state securities or Blue Sky laws.

     Based upon and subject to the foregoing, and assuming that the proposed transactions are carried out in accordance with (i) the Application and the Commission's order(s) to be issued with respect thereto, (ii) the governing instruments with respect to the Plan and (iii) all other requisite approvals and authorizations, corporate or otherwise, I am of the opinion that:

     All state laws applicable to the proposed transactions will have been complied with.

     Cinergy is duly organized and validly existing under the laws of the State of Delaware.

     The shares of Common Stock to be issued under the Plan will be validly issued, fully paid and non-assessable and the holders thereof will be entitled to the rights and privileges appertaining thereto stated in Cinergy's Certificate of Incorporation.

     The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

     I hereby consent to the use of this opinion in connection with the Application.

                                              Very truly yours,

                                              /s/Jerome A. Vennemann
                                              Associate General Counsel